SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE l3D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

BIOSPHERE MEDICAL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

09066V 10 3

(CUSIP Number)

with a copy to:
Mr. Stephen Feinberg	Robert G. Minion, Esq.
c/o Cerberus Capital Management, L.P.	Lowenstein Sandler PC
299 Park Avenue	1251 Avenue of the Americas, 18th Floor
22nd Floor	New York, NY 10020
New York, New York 10171	(973) 597-2424
(212) 891-2100

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 13, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09066V 10 3
(1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only): Stephen Feinberg
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) Not (b) Applicable
(3)	SEC Use Only
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): Not Applicable
(6)	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power: *
	(8)	Shared Voting Power: *
	(9)	Sole Dispositive Power: *
	(10)	Shared Dispositive Power: *
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,763,268*
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
(13)	Percent of Class Represented by Amount in Row (11): 14.7%*
(14)	Type of Reporting Person (See Instructions): IA, IN

* Based upon the information set forth in the Agreement and Plan of Merger, dated as of May 13, 2010, by and among Merit Medical Systems, Inc., Merit BioAcquisition Co. and BioSphere Medical, Inc. (the “Company”), there were 18,736,345 shares of common stock, par value $0.01 per share (the “Common Shares”) of the Company issued and outstanding as of May 13, 2010. As of May 17, 2010, Cerberus Partners, L.P. (“Cerberus”) holds 469,256 Common Shares and 1,645 shares of Series A Preferred Stock, par value $0.01 per share (the “Preferred Shares”), which are convertible into 411,250 Common Shares (subject to adjustments in certain circumstances); Cerberus International, Ltd. (“International”) holds 937,212 Common Shares and 3,171 Preferred Shares, which are convertible into 792,750 Common Shares (subject to adjustments in certain circumstances); and Stephen Feinberg individually holds 152,800 Common Shares. Stephen Feinberg, through one or more entities, possesses the sole power to vote and direct the disposition of all securities of the Company owned by him and by each of Cerberus and International. As a result, as of the date hereof, Stephen Feinberg may be deemed to beneficially own 2,763,268 Common Shares, or 14.7% of the Common Shares deemed issued and outstanding.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by Stephen Feinberg on April 19, 2001, Amendment No. 1 to the Schedule 13D filed with the SEC by Mr. Feinberg on July 11, 2001 (“Amendment No. 1”) and Amendment No. 2 filed with the SEC by Mr. Feinberg on November 22, 2004 (“Amendment No. 2”). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D, Amendment No. 1 and Amendment No. 2. Capitalized terms used herein shall have the meaning ascribed to them in the Schedule 13D, Amendment No. 1 and Amendment No. 2, unless otherwise defined herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following sentence to the information previously reported in Item 3:

The 4,816 Preferred Shares collectively held by Cerberus and International on the date hereof reported in Item 5 includes 816 Preferred Shares which were received as payment-in-kind dividends on the 4,000 Preferred Shares previously reported in Amendment No. 2.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by deleting it in its entirety and replacing it with the following:

On May 13, 2010, the Company announced that it had entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Merit Medical Systems, Inc. (“Merit”) and Merit BioAcquisition Co. (“BioAcquisition”), a wholly-owned subsidiary of Merit, pursuant to which, among other things, at the Effective Time (as defined in the Merger Agreement), BioAcquisition will merge with and into the Company and the Company will become a wholly-owned subsidiary of Merit (the “Merger”). The descriptions of the Merger Agreement set forth herein are qualified in their entirety by reference to the complete agreement governing such matters, which is incorporated by reference herein as Exhibit 5 hereto.

Concurrently with the execution and delivery of the Merger Agreement, Merit entered into a Stockholder and Voting Agreement (the “Voting Agreement”) with Cerberus and International, which is further described in Item 6 of this Amendment No. 3. The descriptions of the Voting Agreement set forth herein are qualified in their entirety by reference to the complete agreement governing such matters, which is incorporated by reference herein as Exhibit 6 hereto. Pursuant to, and subject to the terms of the Voting Agreement, Cerberus and International agreed to vote the 4,816 Preferred Shares that they collectively hold, including the Common Shares into which the Preferred Shares may be converted (the “Subject Shares”), (i) in favor of the adoption and approval of the Merger and in favor of any other matter necessary for the consummation of the transactions contemplated by the Merger Agreement and (ii) against any (a) proposal to acquire the stock or assets of the Company made by any person or group other than Merit and (b) other action which is intended or could reasonably be expected to impede, interfere with, delay or materially and adversely affect the contemplated economic benefits to Merit of the Merger or any of the other transactions contemplated by the Voting Agreement. The Voting Agreement also prohibits Cerberus and International from entering into any agreement or understanding with any person or entity the effect of which would be a violation of the Voting Agreement. Additionally, in the event Cerberus or International fails to vote the

Subject Shares in accordance with the Voting Agreement, Cerberus and International each granted Merit a proxy to vote or act by written consent with respect to the Subject Shares in accordance with the Voting Agreement.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting it in its entirety and replacing it with the following:

Based upon information set forth in the Merger Agreement, there were 18,736,345 Common Shares issued and outstanding as of May 13, 2010. As of the date hereof, Cerberus holds 469,256 Common Shares and 1,645 Preferred Shares, which are convertible into 411,250 Common Shares (subject to adjustments in certain circumstances); International holds 937,212 Common Shares and 3,171 Preferred Shares, which are convertible into 792,750 Common Shares (subject to adjustments in certain circumstances); and Stephen Feinberg individually holds 152,800 Common Shares. Stephen Feinberg, through one or more entities, possesses sole power to vote and direct the disposition of all securities of the Company owned by him and by each of Cerberus and International. As a result, as of the date hereof, Stephen Feinberg may be deemed to beneficially own 2,763,268 Common Shares, or 14.7% of the Common Shares deemed issued and outstanding.

Other than the transactions described in this Amendment No. 3, during the sixty days on or prior to the filing date of this Amendment No. 3, there were no transactions effected in Common Shares, or securities convertible into, exercisable for or exchangeable for Common Shares, by Stephen Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following three paragraphs immediately before the final paragraph thereof in Amendment No. 2:

Pursuant to, and subject to the terms of, the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), BioAcquisition will be merged with and into the Company, and as a result the Company will continue as the surviving corporation and will be a wholly owned subsidiary of Merit. The descriptions of the Merger Agreement set forth herein are qualified in their entirety by reference to the complete agreement governing such matters, which is incorporated by reference herein as Exhibit 5 hereto.

Pursuant to, and subject to the terms of the Voting Agreement, Cerberus and International agreed to vote the 4,816 Preferred Shares that they collectively hold, including the Common Shares into which the Preferred Shares may be converted (the “Subject Shares”), (i) in favor of the adoption and approval of the Merger and in favor of any other matter necessary for the consummation of the transactions contemplated by the Merger Agreement and (ii) against any (a) proposal to acquire the stock or assets of the Company made by any person or group other than Merit and (b) other action which is intended or could reasonably be expected to impede, interfere with, delay or materially and adversely affect the contemplated economic benefits to Merit of the Merger or any of the other transactions contemplated by the Voting Agreement. Subject to certain exceptions, Cerberus and International agreed not to (i) transfer or encumber any Subject Shares, (ii) grant any proxies or powers of attorney, deposit any of the Subject Shares into a voting trust, or enter into any other voting agreement with respect to the Subject Shares, or (iii) take any action that would make any representation or warranty under the Voting Agreement untrue, inaccurate, or incorrect in any material respect. Cerberus and International further agreed from and after the time of the No-Shop Start Date (as such term is defined in the Merger Agreement) not to take certain actions to (i) initiate, solicit, or encourage any Acquisition Proposal (as such term is defined in the Merger Agreement), or (ii) participate or engage in any discussions or negotiations with, or provide any information to, any person making any Acquisition Proposal.

The Voting Agreement terminates automatically upon the earliest to occur of (i) the mutual written consent of Merit, Cerberus, and International, (ii) the Effective Time, (iii) the termination of the Merger Agreement in accordance with its terms, (iv) the withholding, withdrawal, or modification by the Company’s Board of Directors of its recommendation with respect to the Company Voting Proposal (as such term is defined in the Merger Agreement), and (v) at the option of Cerberus or International, upon written notice by such terminating party, after an amendment, waiver or modification to the terms of the Merger Agreement that changes the form of, decreases the amount of, or alters the timing of payment from what is set forth in the Merger Agreement or otherwise materially and adversely affects Cerberus or International in their capacity as stockholders. The descriptions of the Voting Agreement set forth herein are qualified in their entirety by reference to the complete agreement governing such matters, which is incorporated by reference herein as Exhibit 6 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following exhibits:

5. Agreement and Plan of Merger, dated as of May 13, 2010, by and among Merit Medical Systems, Inc., Merit BioAcquisition Co. and BioSphere Medical, Inc. (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by BioSphere Medical, Inc. on May 14, 2010)

6. Stockholder and Voting Agreement, dated as of May 13, 2010, among Merit Medical Systems, Inc. and Cerberus Partners, L.P. and Cerberus International Ltd.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

May 18, 2010

/S/ STEPHEN FEINBERG

Stephen Feinberg,

individually and in his capacity as a senior managing director of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, L.P., and as a senior managing director of Partridge Hill Overseas Management, LLC, the investment manager of Cerberus International, Ltd.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).